February 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	SPDR Index Shares Funds; SEC File Nos.: 333-92106 and 811-21145; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Index Shares Funds (the “Trust”), on behalf of its series SPDR MSCI EAFE Climate Paris Aligned ETF and SPDR MSCI Emerging Markets Climate Paris Aligned ETF (together, the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 154 (“PEA No. 154”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-22-154906) on May 19, 2022, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 154 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on January 24, 2025 (Accession No. 0001193125-25-011957) (each, a “BXT Filing” and together with PEA No. 154, the “Filings”) and scheduled to become effective on February 24, 2025.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of the Funds as series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 664-6507 or gerry_maiorana@ssga.com.

Very truly yours,

/s/ E. Gerard Maiorana, Jr.
E. Gerard Maiorana, Jr.
Assistant Secretary

Cc:	W. John McGuire, Esq.

Beau Yanoshik, Esq.